浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

82-34629

Creating Value through Service Excellence.

dw 10/6

2004 INTERIM REPORT

Creating Value through Service Excellence.

Ever since its establishment, Zhejiang Expressway has never departed from the conviction that it operates a people business. We put relentless efforts in continuously enhancing the facilities of our expressways and their ancillary services, with a view to creating comfortable, safe and highly efficient travel conditions to our expressway users. We have the conviction that only through providing high-quality services to satisfy our expressway users' needs will we be able to ensure continued growth of our business, thereby creating maximum value for our shareholders.

At Zhejiang Expressway, the management and staff share the same value: ***Service*** is our mission, ***Excellence*** is our standard. Together, we work toward ***Creating Value*** for our expressway users, our business partners, our shareholders and our community.

The directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to announce the unaudited consolidated operating results of the Company and its subsidiaries (collectively the "Group") for the six months ended June 30, 2004 (the "Period"), prepared in conformity with accounting principles generally accepted in Hong Kong, with basis of preparations as stated in Note 1 to the consolidated financial statements below.

During the Period, the Group benefited from the continuing strong economic expansion of the Yangtze River Delta Region, and achieved robust business growth, a growth that was further amplified by a lower-than-usual comparison basis of the same period in 2003. Turnover for the Group grew by 34.0% to Rmb1,474.4 million while net profit from ordinary activities attributable to shareholders increased by 22.4% to Rmb602.4 million. Earnings per share for the Period was Rmb13.87 cents, representing an increase of 22.4% over the same period in 2003.

The Directors have recommended the payment of an interim dividend of Rmb4.0 cents per share in respect of the Period (same period in 2003: Rmb4.0 cents per share), subject to shareholders' approval at the extraordinary general meeting of the Company to be held on October 12, 2004.

During the Period, both the core business of toll road operations and other businesses of toll road-related operations underwent substantial growth, a growth fueled by an estimated year-on-year GDP growth rate of 15.5% in Zhejiang Province where all of the Group's business operations are carried out.

Compared to the same period in 2003, overall turnover grew 34.0% to Rmb1,474.4 million during the Period, of which turnover attributable to toll road operations grew 32.3% while turnover attributable to toll road-related business operations grew at an extraordinary rate of 65.0%, reflecting a higher rate of growth in demand for ancillary services along the expressways operated by the Group.

Toll Road Operations

Shanghai-Hangzhou-Ningbo Expressway remained the major revenue generator of the Group during the Period, contributing to approximately 76.2% of the Group's total toll income. Traffic volume on the expressway grew 31.2% year-on-year, averaging 32,926 full-trip equivalents per day, while toll income grew 29.8%, totaling approximately Rmb1,106.1 million.

Phase I of the project to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes (the "Widening Project") was completed in December 2003. This had substantially improved traveling conditions along the 44km section between Hongken and Guzhu, allowing higher average travel speed and less congestion, in addition to increasing the vehicle handling capacity of the widened section from 55,000 passenger-car-units ("pcu") per day to 100,000 pcu per day.

As a newer expressway in terms of operation history, Shangsan Expressway continued to enjoy a higher growth rate than the Shanghai-Hangzhou-Ningbo Expressway in traffic volume and toll income, increasing its share of contribution to the Group's total toll income from 22.4% in 2003 to 23.8% during the Period. During the Period, traffic volume on the expressway grew 40.3% year-on-year to an average of 18,987 full-trip equivalents per day, and toll income grew 41.0%, totaling approximately Rmb345.9 million.

Large-scale maintenance works on the Shanghai-Hangzhou-Ningbo Expressway, including the road surface-overlaying project that started in 2002, was drawing to a conclusion for the most part during the first half of this year. While some of these maintenance works have inevitably brought inconvenience to expressway travelers at times, the overall impact on the normal traffic flow has been limited as a result of the successful implementation of extensive site management measures.

Toll Road-Related Business Operations

Established in May 2003, Zhejiang Expressway Investment Development Co., Ltd. ("Development Co"), a 51% owned subsidiary of the Company, is engaged in the operation of service areas where facilities such as restaurants, gas stations and shops are made available to travelers, as well as roadside advertising and vehicle servicing businesses, along the two expressways operated by the Group.

The strong growth in traffic volume on the two expressways was accompanied by tremendous increase in demand for ancillary services, leading to substantial expansion in the relevant business operations during the Period. Turnover attributable to service areas and roadside advertising operations grew 70.5% and 44.9%, respectively, compared to the same period in 2003 on a pro forma basis. Net profit realized by Development Co was approximately Rmb13.7 million during the Period, representing a pro forma increase of 43.5% compared to the same period in 2003.

To further explore roadside advertising businesses opportunities along other operational expressways within Zhejiang Province, a new subsidiary company named Hangzhou Lutong Advertising Co., Ltd. was established under Development Co on July 27, 2004, with Development Co holding 51% equity interest. Registered capital for the new advertising company is Rmb3 million.

Long-term Investments

The Company also had a number of long-term investments that included a 50% interest in Hangzhou Shida Highway Co., Ltd. ("Shida Co"), a jointly-controlled entity that operates the 9.45km Shida Road; a 50% interest in Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co"), an associate company that operates retail and wholesale petroleum products throughout Zhejiang Province; and a 27.58% interest in JoinHands Technology Co., Ltd. ("JoinHands Technology"), a computer software and hardware company.

Owing to continued enhancement to the expressway network around Hangzhou City, Shida Road had seen its traffic volume grow 72.2% and toll income grow 71.6% during the Period, compared to the same period in 2003. Net profit achieved by Shida Co was approximately Rmb20.4 million, representing an increase of 205.0% over the same period in 2003.

Faced with oil supply shortages in China and rise in global oil prices, Petroleum Co capitalized on its strong retail presence in key locations within Zhejiang Province and expanded its turnover by 26.1% during the Period, while increasing its net profit by 81.4% to Rmb14.3 million compared to the same period in 2003.

During the Period, sales of computer networking equipments by JoinHands Technology continued to slide due to market saturation, while additional efforts were made in expanding its fledgling digital printing business and developing a new technology software park located in Hangzhou High-tech Industrial Development Zone. With a decrease of 38.5% in turnover, JoinHands Technology recorded a loss of approximately Rmb1.2 million during the Period.

Into second half of the year, while growth momentum at Shida Co is expected to be maintained, and business performance of Petroleum Co to remain steady, prospects for JoinHands Technology is not expected to change in the near term.

Human Resources

A main objective of the Company's human resources strategy is to build a team that is highly professional, with leading qualifications in the toll road industry across all levels. Since the beginning of this year, further emphasis has been placed on attracting and retaining professional talents whose qualifications are crucial to our business operations.

Other than the above, there were no significant changes to the Company's overall number of employees, the remuneration policies, bonus schemes and training schemes since December 31, 2003 as disclosed in its latest annual report.

During the Period, the Group was able to maintain a high rate of growth in operating results, with sound financial position and steady growth in cash flow from operating activities.

For the six months ended June 30, 2004, the Group recorded turnover of Rmb1,474.4 million and profit attributable to shareholders of Rmb602.4 million, representing increases of 34.0% and 22.4%, respectively, over the same period last year. Earnings per share increased by 22.4% to Rmb13.87 cents.

Borrowings and Debt Repayment Ability

Interest-bearing Borrowings

As at June 30, 2004, the Group's interest-bearing borrowings was Rmb2,447.2 million in aggregate, representing a decrease of Rmb273.0 million from that in the beginning of the Period. Of the total interest-bearing borrowings, short-term interest-bearing borrowings and long-term interest-bearing borrowings amounted to Rmb726.0 million and Rmb1,721.2 million respectively, representing decreases of 25.6% and 1.3% from that in the beginning of the Period. Details are as follows:

		Maturity profiles		
	Gross amount	**Within 1 year**	**2-5 years inclusive**	**Beyond 5 years**
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Floating rate				
World Bank loan	824,610	127,950	341,191	355,469
Fixed rate				
Commercial bank loans	550,000	550,000	—	—
Corporate bonds	1,000,000	—	—	1,000,000
Government loans	72,600	48,000	24,020	580
Total as at June 30, 2004	2,447,210	725,950	365,211	1,356,049
Total as at December 31, 2003	2,720,126	975,950	365,211	1,378,965

The Group's finance costs decreased by 15.8% during the Period to Rmb56.0 million. The decrease was mainly attributable to the further reduction in the borrowings from domestic commercial banks by the Company and its subsidiary, Shangsan Co. At the end of the Period, the Group's borrowings from domestic commercial banks decreased from Rmb1,170 million at the end of the same period last year to Rmb550 million.

During the Period, the coupon rate of the corporate bonds issued by the Company was 4.29% per annum, with interests payable once a year. Interest rates of the Group's semi-annual and annual borrowings from domestic commercial banks in Renminbi were 4.536% and 5.045%, respectively, during the Period, whereas the effective interest rate of US Dollar loans extended by the World Bank was 4.85%. Interest rate of government loans in Renminbi was the same as that applicable on December 31, 2003.

Except for the US Dollar loans extended by the World Bank that bears interest at a floating rate, the interest rates of the Group's other interest-bearing borrowings were fixed.

Asset-liability Ratio

As at June 30, 2004, the Group's asset-liability ratio was 24.8%, representing a decrease from 26.0% at the end of 2003. The continuous decrease in asset-liability ratio during recent years has provided ample room for debt financing. Subject to the macroeconomic control measures introduced by the PRC government during the first half of the year, the banks implemented more stringent controls over credit facilities, which has enhanced the Group's comparative advantage in obtaining debt financing.

Liability to Equity Ratio

Liability to equity ratio is also known as gearing ratio, which reflects the Group's solvency in the context of capital structure.

As at June 30, 2004, shareholders' equity, fixed rate liabilities, floating rate liabilities and interest-free liabilities of the Group amounted to Rmb10,270.6 million, Rmb1,622.6 million, Rmb824.6 million and Rmb2,345.2 million respectively, representing 68.2%, 10.8%, 5.5% and 15.5% to total assets of the Group. Gearing ratio (total liabilities over shareholders' equity) was 46.7% (December 31, 2003: 51.1%), which reflected a relatively reasonable debt capital structure and strong solvency of the Group.

Interest Cover Ratio

During the Period, with interest expenses at Rmb56.0 million (corresponding period in 2003: Rmb80.7 million, including capitalized interests of Rmb14.1 million), profit before interest and tax at approximately Rmb987.8 million, the Group's interest cover ratio (profit before interest and tax over interest expenses) was 17.6 (corresponding period in 2003: 10.2).

Financial Resources and Liquidity

Financial Resources

As at June 30, 2004, the Group had cash and cash equivalents of Rmb508.4 million in aggregate, time deposits of Rmb258.8 million and short-term investments of Rmb895.1 million, totaling Rmb1,662.3 million, representing a decrease of 13.6% compared with Rmb1,923.1 million at the end of 2003. Of which, short-term investments decreased by 18.9% compared with Rmb1,104.3 million at the end of 2003. Details are as follows:

	As at June 30, 2004 Rmb'000	As at December 31, 2003 Rmb'000
Cash and cash equivalents	**508,426**	567,195
Renminbi	**506,525**	565,251
US dollar equivalent	**1,640**	1,393
Euro equivalent	**141**	59
HK equivalent	**120**	492
Time deposits	**258,750**	251,600
Renminbi	**217,314**	251,598
US dollar equivalent	**—**	—
Euro equivalent	**41,436**	—
HK equivalent	**—**	2
Short term investments	**895,153**	1,104,266
Renminbi	**895,153**	1,104,266
Total	**1,662,329**	1,923,061
Renminbi	**1,618,992**	1,921,115
US dollar equivalent	**1,640**	1,393
Euro equivalent	**41,577**	59
HK equivalent	**120**	494

During the Period, among the Group's short-term investments, the amount held in treasury bonds fell by 23.6%. As at June 30, 2004, treasury bonds accounted for 86.7% of the Group's total investments whereas the remaining comprised mainly of close-ended securities investment funds.

During the Period, average annual interest rates of the Group's bank deposits in Renminbi, US Dollar, Euro and Hong Kong Dollar were similar to those at the end of year 2003.

Cash Flow and Liquidity

The Group's ordinary operating activities generated strong and stable cash inflow. As at June 30, 2004, net cash flow from operating activities amounted to Rmb1,030.3 million.

As at June 30, 2004, the Group's current assets amounted to Rmb1,743.6 million in aggregate, of which account receivables, other receivables and inventories accounted for 4.7% (December 31, 2003: 3.8%). Current ratio (current assets over current liabilities) was 1.1, reflecting adequate working capital held by the Group.

Liquidity of the Group's assets was also reflected by "cash ratio", which is the ratio of cash asset (comprising cash, cash equivalents and time deposits and short-term investments) to current liabilities. As at June 30, 2004, cash ratio was 1.0, reflecting the Group's strong short-term solvency and relatively small risks in loss of realization.

In view of the above, the Directors believe that the Group has sufficient financial resources to meet its operational needs in the foreseeable future.

Capital Expenditure Commitments and Utilization

As at December 31, 2003, capital expenditure committed by the Group was Rmb5,053.0 million. During the Period, Rmb408.0 million was utilized, of which Rmb390.0 million was used on the Widening Project.

As at June 30, 2004, capital expenditure committed by the Group was Rmb4,645.0 million, of which approximately Rmb4,052.0 million would be used on the Widening Project.

The above capital expenditures will be financed by the Group's internal financial resources, and any shortfall will be financed by other appropriate means, with a preference for debt financing.

Contingent Liabilities and Pledge of Assets

Other than a loan guarantee of Rmb30.0 million provided in favor of Hangzhou Shida Highway Co., Ltd. ("Shida Co,") a jointly controlled entity, in respect of a commercial bank loan of the same amount extended to Shida Co from September 2001 to September 2009, the Group did not have any contingent liabilities as at June 30, 2004. In addition, the Group had no pledge of assets during the Period.

Foreign Exchange Exposure

The Group has a World Bank loan of approximately Rmb824.6 million, denominated in US Dollars and borrowed for the construction of the Shanghai-Hangzhou-Ningbo Expressway. In addition, dividends for H shares payable by the Company are settled in HK dollars.

In view of the stable exchange rate between Renminbi and US dollars, the Directors do not foresee any material foreign exchange risk for the Group. However, there is no assurance that any foreign exchange exposure will not adversely affect the operating results of the Group in the future.

The macroeconomic controls that had taken place in the PRC during the Period are expected to have lasting impact well into the second half of this year. In Zhejiang Province, economic growth in the second half of the year is expected to slow down from the extraordinary 15.5% GDP growth rate attained in the first half. Latest forecasts on the annual GDP growth rate for the Province, however, remains at 14.0%, a rate that should continue to create strong demand for road transport in and around the Yangtze River Delta Region.

Since June 20, 2004, concerted efforts of the relevant authorities to crack down on overloading practices by trucks are already showing encouraging results. There may be additional corresponding measures to be carried out in the second half of this year, the immediate impact of which is difficult to predict, but we are confident that the stated goal of creating a safer, more orderly road transport system will be achieved, and that such prospects should be beneficial to toll road operators such as the Company in terms of increased truck traffic and reduced damage to roads and bridges.

The ongoing Phase II of the Widening Project has been progressing as planned, with completion date remaining unchanged around the end of 2005, though recent fluctuations in the prices of construction materials have led to a small increase in construction costs for the time being. Commencement of construction for Phase III, however, has been delayed due to a slowdown by the relevant authorities in granting land use rights, though it is not expected to adversely affect the normal operation of the Shanghai-Hangzhou-Ningbo Expressway.

Slower traffic volume growth is expected for the expressways operated by the Group for the second half of the year compared to the first half due to a number of short-term factors: anticipated slowdown in economic growth; uncertainties created by the efforts to stop overloading practices by trucks; short-term interferences from the ongoing Widening Project and road maintenance projects at certain sections of Shanghai-Hangzhou-Ningbo Expressway; and a higher basis of comparison during the same period last year. Despite the above, however, prospects for continued strong business growth for both the toll road operations and the toll road-related operations of the Group remain positive, as economic fundamentals of the Yangtze River Delta Region remain strong.

Purchase, Sale and Redemption of the Company's Shares

Neither the Company nor its subsidiaries had purchased, sold, redeemed or cancelled any of the Company's shares during the Period.

Disclosure of Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures

As at June 30 2004, the interests of the Directors, Supervisors and chief executive in the share capital of the Company's associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO were as follows:

Name	Position	Interest in Development Co	Contribution of registered capital (Rmb)	Nature of interest	Percentage of registered capital in Development Co
Mr. Geng Xiaoping	Chairman	Equity Interest	2,400,000	Directly beneficially owned	3.00
Mr. Fang Yunti	Director/ Chief executive	Same as above	1,920,000	Same as above	2.40
Mr. Zhang Jingzhong	Director	Same as above	550,000	Same as above	0.69
Mr. Xuan Daoguang	Director	Same as above	1,100,000	Same as above	1.38
Mr. Fang Zhexing	Supervisor	Sane as above	700,000	Same as above	0.88

Save as disclosed above, none of the Directors, Supervisors and chief executive had any interest or short position in the shares, underlying shares or debentures of the Company or any other associated corporations that was recorded in the registrar required to be kept pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, as at June 30, 2004.

Other Interests Discloseable under the SFO

As at June 30, 2004, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of SFO:

Name	Number of shares	Percentage of share capital (domestic shares)
Zhejiang Communications Investment Group Co., Ltd.	2,432,500,000	83.61
Huajian Transportation Economic Development Center	476,760,000	16.39

Name	Number of shares	Percentage of share capital (H shares)
Aberdeen Asset Management Asia Ltd.	159,881,000	11.15
J.P. Morgan Chase & Co.	96,596,700	6.74
The Capital Group Companies, Inc.	97,840,800	6.82
Sumitomo Mitsui Asset Management Co., Ltd.	86,784,000	6.05
State Street Corporation	83,303,500	5.81
Commonwealth Bank of Australia	71,093,000	4.96
Schroder Investment Management (S'pore) Limited	66,344,961	4.63

Save as disclosed above, no other person had any interests or short positions (other than the Directors, Supervisors and chief executive of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of the SFO, as at June 30, 2004.

Compliance with the Code of Best Practice and Model Code

The Directors are not aware of any information that would reasonably indicate that the Company is, or was for any part of the Period, not in compliance with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (the "Listing Rules").

The Company has adopted a code of conduct regarding Directors' securities transactions on terms no less exacting than the required standard set out in the Model Code in Appendix 10 to the Listing Rules. The Directors have confirmed to the Company their full compliance with the required standard set out in the Model Code and its code of conduct regarding Directors' securities transactions during the Period.

Appreciations

Let me take this opportunity to thank all our employees and staff for their good work and dedication in bringing yet another set of satisfactory results.

By Order of the Board
GENG Xiaoping
Chairman

Hangzhou, August 16, 2004

	Notes	For the six months ended June 30, 2004 Rmb'000	2003 Rmb'000
Turnover	2	**1,474,367**	1,099,917
Operating costs		(447,026)	(316,266)
Gross profit		1,027,341	783,651
Other revenue	3	(6,361)	56,033
Administrative expenses		(37,959)	(29,908)
Other operating expenses		(15,255)	(12,846)
Profit from operating activities	2, 4	**967,766**	796,930
Finance costs		(56,009)	(66,518)
Share of profit of associates		8,940	5,936
Share of profit of a jointly-controlled entity		11,089	3,810
Profit before tax		**931,786**	740,158
Tax	5	(266,895)	(203,370)
Profit before minority interests		**664,891**	536,788
Minority interests		(62,481)	(44,641)
Net profit from ordinary activities attributable to shareholders		**602,410**	492,147
Proposed Interim dividends	6	**173,725**	173,725
Earnings per share	7	**13.87 cents**	11.33 cents

	Notes	As of June 30, 2004 Unaudited Rmb'000	As of December 31, 2003 Audited Rmb'000
Non-current assets			
Fixed assets	8	**12,782,549**	12,537,616
Interest in a jointly-controlled entity		**70,831**	62,554
Interest in associates		**171,868**	164,498
Expressway operating rights		**201,595**	205,945
Long-term investments		**1,000**	1,000
Goodwill		**91,592**	97,717
		13,319,435	13,069,330
Current assets			
Short-term investment		**895,153**	1,104,266
Inventories		**4,885**	3,056
Trade receivables	9	**12,084**	21,771
Other receivables		**64,307**	51,469
Cash and cash equivalents		**767,176**	818,795
		1,743,605	1,999,357
Current liabilities			
Trade payables	10	**344,078**	367,521
Profit tax payable		**230,385**	189,848
Other taxes payable		**16,782**	27,946
Other payables and accruals		**289,570**	260,077
Interest-bearing bank and other borrowings		**725,950**	975,950
Dividend payable		**53,348**	19,070
		1,660,113	1,840,412
Net current assets/(liabilities)		**83,492**	158,945
Total assets less current liabilities		**13,402,927**	13,228,275
Non-current liabilities			
Interest-bearing bank and other borrowings		**721,260**	744,176
Long-term bonds		**1,000,000**	1,000,000
Deferred tax	11	**353,907**	325,703
		2,075,167	2,069,879
Minority interests		**1,057,114**	1,012,417
		10,270,646	10,145,979
Capital and reserves			
Issued capital		**4,343,115**	4,343,115
Reserves	12	**5,753,806**	5,325,121
Proposed dividend		**173,725**	477,743
		10,270,646	10,145,979

	For the six months ended June 30,	
	2004	2003
	Rmb'000	Rmb'000
Total equity		
Balance at beginning of year	**10,145,979**	9,701,791
Net profit from ordinary activities attributable to shareholders	**602,410**	492,147
Dividends paid on ordinary shares	**(477,743)**	(390,880)
Balance at end of year	**10,270,646**	9,803,058

	For the six months ended June 30,	
	2004	2003
	Rmb'000	Rmb'000
Net cash inflow from operating activities	**1,030,302**	902,770
Net cash inflow from investing activities	**(359,132)**	(477,825)
Net cash inflow from financing activities	**(809,697)**	(421,318)
Increase in cash and cash equivalents	**(138,527)**	(3,627)
Cash and cash equivalents at the beginning of the Period	**567,195**	666,291
Cash and cash equivalents at the end of the Period	**428,668**	669,918
Analysis of cash and cash equivalents		
Cash and bank balances	**373,235**	372,430
Time deposits with original maturity of less than 3 months	**55,433**	297,488
	428,668	669,918

1. BASIS OF PRESENTATION

The condensed consolidated interim financial statements have been prepared in accordance with the Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" and the disclosure requirements of the Hong Kong Companies Ordinance. These statements have been prepared under the historical cost convention, modified with respect to the measurement of investments in securities.

2. TURNOVER AND SEGMENT INFORMATION

During the Period, the principal activities of the Group did not change. The operating results by principal activities are summarized as follows:

	For the six months ended June 30,			
	2004		2003	
	Turnover	**Profit contribution**	Turnover	Profit contribution
	Unaudited	**Unaudited**	Unaudited	Unaudited
	Rmb'000	**Rmb'000**	Rmb'000	Rmb'000
Segment by business activities				
- Toll	**1,376,019**	**997,021**	1,040,329	764,572
- Service areas	**79,921**	**20,099**	46,871	11,549
- Advertising	**18,427**	**10,221**	12,717	7,530
	1,474,367	**1,027,341**	1,099,917	783,651
Other revenue		**(6,361)**		56,033
Administrative expenses		**(37,959)**		(29,908)
Other operating expenses		**(15,255)**		(12,846)
Profit from operating activities		**967,766**		796,930

No further analysis of the turnover and profit from operating activities by geographical segment was prepared as the turnover and profit from operating activities of the Group were all generated from Zhejiang Province, the PRC, during the Period.

3. OTHER REVENUE

	For the six months ended June 30,	
	2004	2003
	Unaudited	Unaudited
	Rmb'000	Rmb'000
Revenue/(loss) from short-term securities investments	**(36,648)**	30,683
Interest income	**5,295**	8,208
Rental income	**10,629**	11,199
Trailer income	**8,719**	4,573
Exchange gain	**137**	—
Other miscellaneous income	**5,507**	1,307
Total	**(6,361)**	56,033

4. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging the following:

	For the six months ended June 30,	
	2004	2003
	Unaudited	Unaudited
	Rmb'000	Rmb'000
Depreciation	**139,721**	113,508
Amortization of expressway operating rights	**4,350**	4,350
Amortization of goodwill	**6,126**	6,317
Staff costs	**44,035**	39,428

5. TAXATION

As the Group had no taxable profits in Hong Kong during the Period, no Hong Kong profits tax has been provided.

The Group was subject to Corporate Income Tax ("CIT") in the PRC levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

	For the six months ended June 30,	
	2004	2003
	Unaudited	Unaudited
		(Re-stated)
	Rmb'000	Rmb'000
Group		
Tax charged	**270,078**	189,081
Tax refunded	**(34,360)**	(33,250)
Deferred	**28,204**	45,184
	263,922	201,015
Share of tax attributable to associates	**2,242**	2,601
Share of tax attributable to a joint-controlled entity	**444**	—
Share of deferred tax attributable to an associate	**(153)**	(712)
Share of deferred tax attributable to a jointly-controlled entity	**440**	466
Tax charge for the year	**266,895**	203,370

According to the relevant national tax rules, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), a subsidiary of the Company, was entitled to a 30% CIT exemption for the year ended December 31, 2003 pursuant to relevant policies regarding the hiring of redundant workers, while Zhejiang Expressway Investment Development Co., Ltd. ("Development Co"), a subsidiary of the Company, and Zhejiang Expressway Vehicle Towing and Rescue Services Co., Ltd. ("Services Co"), a subsidiary of the Development Co, both being newly established enterprises in the urban service industry, were each entitled to a 100% CIT exemption for the year ended December 31, 2003 for having hired sufficient number of unemployed workers. In accordance with the approval given by relevant tax authorities, Rmb27,000,000 taxation was refunded to Shangsan Co, while Rmb6,550,000 and Rmb810,000 taxation were refunded to Development Co and Services Co, respectively, during the Period.

5. TAXATION (CONT'D)

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the PRC to the tax expense at the effective tax rates is as follows:

	For the six months ended June 30,	
	2004	2003
	Unaudited	Unaudited
		(Re-stated)
	Rmb'000	Rmb'000
Group		
Profit before tax	**931,786**	740,158
Tax at the statutory tax rate of 33%	**307,489**	244,252
Tax refunded	**(34,360)**	(33,250)
Tax effect of net (income)/expense that is not (taxable)/deductible in determining taxable profit	**(6,234)**	(7,632)
Tax charge at the Group's effective tax rate	**266,895**	203,370

6. DIVIDENDS

The Directors recommend the payment of an interim dividend of Rmb4.0 cents (approximately HK3.8 cents) per share (for the six months ended June 30, 2003: Rmb4.0 cents) to holders of domestic shares and H shares of the Company whose names appear on the register of members of the Company as at September 17, 2004. The recommendation has been set out in the financial statements.

7. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the Period of Rmb602,410,000 (2003: Rmb492,147,000) and the 4,343,114,500 shares (2003: 4,343,114,500 shares) in issue during the Period.

Diluted earnings per share for the Period have not been calculated, as no diluting event occurred during these years.

8. FIXED ASSETS

There were no significant changes to the Group's fixed assets during the Period.

9. TRADE RECEIVABLES

The aging analysis of trade receivables as at June 30, 2004 and the comparative figures of December 31, 2003 are as follows:

	As of June 30, 2004 Unaudited Rmb'000	As of December 31, 2003 Audited Rmb'000
Within 1 year	**9,483**	19,116
1 to 2 years	**—**	54
Over 2 years	**2,601**	2,601
Total	**12,084**	21,771

The Group allows an average credit period of approximately 180 days to its trade customers.

10. TRADE PAYABLES

The aging analysis of trade payables as at June 30, 2004 and the comparative figures of December 31, 2003 are as follows:

	As of June 30, 2004 Unaudited Rmb'000	As of December 31, 2003 Audited Rmb'000
Within 1 year	**332,613**	318,116
1 to 2 years	**7,560**	44,844
2 to 3 years	**1,878**	2,218
Over 3 years	**2,027**	2,343
Total	**344,078**	367,521

11. DEFERRED TAX

	As of June 30, 2004 Unaudited Rmb'000	As of December 31, 2003 Audited Rmb'000
At beginning of period/year	**325,703**	240,920
(Income)/Expense for the period/year	**28,204**	84,783
At end of period/year	**353,907**	325,703
Analysed by principal components		
Revaluation on marketable securities at market price of the end of period/year	**—**	8,399
Temporary differences resulting from depreciation method	**353,907**	317,304
	353,907	325,703

12. RESERVES

	For the six months ended June 30, 2004					
	Share premium account Rmb'000	**Capital/ (goodwill) reserve Rmb'000**	**Statutory surplus reserve Rmb'000**	**Public welfare fund Rmb'000**	**Retained profits Rmb'000**	**Total Rmb'000**
As at January 1, 2004	**3,645,726**	**(352,860)**	**710,497**	**340,221**	**981,537**	**5,325,121**
Net profit for the Period	**—**	**—**	**—**	**—**	**602,410**	**602,410**
Proposed interim dividend	**—**	**—**	**—**	**—**	**(173,725)**	**(173,725)**
As at June 30, 2004	**3,645,726**	**(352,860)**	**710,497**	**340,221**	**1,410,222**	**5,753,806**

	For the six months ended June 30, 2003					
	Share premium account Rmb'000	Capital/ (goodwill) reserve Rmb'000	Statutory surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
As at January 1, 2003	3,645,726	(352,860)	533,815	253,511	887,604	4,967,796
Net profit for the Period	—	—	—	—	492,147	492,147
Proposed interim dividend	—	—	—	—	(173,725)	(173,725)
As at June 30, 2003	3,645,726	(352,860)	533,815	253,511	1,206,026	5,286,218

13. COMMITMENTS

	For the six months ended June 30, 2004		
	Commitments Rmb million	Utilization Rmb million	Balance Rmb million
Shanghai-Hangzhou-Ningbo expressway widening project			
From Hongken to Guzhu	106	25	81
From Dajing to Fengjing	2,036	344	1,692
From Guzhu to Dazhujia	2,300	21	2,279
Acquisition of additional 18.4% equity interest in Shangsan Co	485	—	485
Renovation of Sanjiang service area	5	1	4
Construction works under contract No.11 of the Shanghai-Hangzhou Expressway	1	—	1
Remaining construction works of the Shangsan Expressway	44	—	44
Purchase of machinery	76	17	59
Total	5,053	408	4,645

14. RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions carried out in the ordinary course of business between the Company, its subsidiaries during the Period.

Under a reorganization agreement, Zhejiang Provincial High Class Highway Investment Co., Ltd. (Replaced by Zhejiang Communications Investment Group Co., Ltd. "CIG") gave a number of undertakings to the Company pursuant to the reorganizations and general indemnity provisions against any breach of representation warranty and undertakings contained in the agreement.

During the Period, the undertaking and indemnities given were executed in accordance with relevant terms of the reorganization agreement.

Pursuant to several rental agreements with Zhejiang Expressway Petroleum Development Co., Ltd ("Petroleum Co"), an associate of the Company, the Group leased five oil stations to Petroleum Co. During the Period, the Group recorded a total rental income of Rmb4,450,000 from Petroleum Co (2003: Rmb3,748,000). The rental income was based on negotiations between the Group and Petroleum Co with reference to the market prices.

15. POST BALANCE SHEET EVENTS

Hangzhou Lutong Advertising Co., Ltd ("Lutong Advertising Co") was established on July 27, 2004, with a registered capital of Rmb3 million, in which 51% of the equity interest is owned by Development Co, 29% of the equity interest is owned by Hangzhou Huada Road Engineering Company ("Huada Co") and remaining 20% is owned by ZHU Xiaowei. Both Huada Co and ZHU Xiaowei are independent third parties in respect of the Company. Lutong Advertising Co is principally engaged in billboard advertising business along the roads not operated by the Group.

16. CONTINGENT LIABILITIES AND PLEDGE OF ASSETS

Other than a loan guarantee of Rmb30.0 million provided in favor of Hangzhou Shida Highway Co., Ltd. ("Shida Co,") a jointly controlled entity, in respect of a commercial bank loan of the same amount extended to Shida Co from September 2001 to September 2009, the Group did not have any contingent liabilities as at June 30, 2004. In addition, the Group had no pledge of assets during the Period.

17. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the Period's presentation.

18. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on August 16, 2004.

EXECUTIVE DIRECTORS
Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

NON-EXECUTIVE DIRECTORS
Zhang Luyun
Zhang Yang

INDEPENDENT NON-EXECUTIVE DIRECTORS
Tung Chee Chen
Zhang Junsheng
Zhang Liping

SUPERVISORS
Ma Kehua
Fang Zhexing
Sun Xiaoxia
Zheng Qihua
Jiang Shaozhong

COMPANY SECRETARY
Zhang Jingzhong

AUTHORISED REPRESENTATIVES
Geng Xiaoping
Zhang Jingzhong

STATUTORY ADDRESS
19/F, Zhejiang World Trade Centre
122 Shuguang Road
Hangzhou City, Zhejiang Province
PRC 310007

Tel: 86-571-8798 5588
Fax: 86-571-8798 5599

REPRESENTATIVE OFFICE IN HONG KONG
Suite 2910
29/F, Bank of America Tower
12 Harcourt Road
Hong Kong

Tel: 852-2537 4295
Fax: 852-2537 4293

LEGAL ADVISERS
As to Hong Kong law:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street, Central
Hong Kong

As to English and US law:
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

As to PRC law:
T & C Law Firm
11/F, Block A
Dragon Century Square
1 Hang da Road
Hangzhou, Zhejiang
PRC 310007

AUDITORS AND REPORTING ACCOUNTANTS
Ernst & Young
Certified Public Accountants
15th Floor
Hutchison House
10 Harcourt Road, Central
Hong Kong

FINANCIAL ADVISOR & CORPORATE BROKER IN THE UNITED KINGDOM

Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA
United Kingdom

INVESTOR RELATIONS CONSULTANT

Rikes Communications Limited
Room 1312, Wing On Centre
111 Connaught Road Central
Hong Kong
Tel : 852-2520 2201
Fax : 852-2520 2241

PRINCIPAL BANKERS

Bank of China, Zhejiang Branch
Industrial and Commercial Bank of China, Zhejiang Branch
China Construction Bank, Zhejiang Branch
Shanghai Pudong Development Bank, Hangzhou Branch

H SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Room 1901-1905
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

H SHARES LISTING INFORMATION

The Stock Exchange of Hong Kong Limited
Code: 0576

London Stock Exchange plc
Code: ZHEH

ADRS INFORMATION

US Exchange: OTC
Symbol: ZHEXY
CUSIP: 98951A100
ADR: H Shares 1:30


Holders of H Shares
Communications Investment Group
Huajian
33%
56%
11%
The Company
99.9995%
51%
73.625%
51%
50%
50%
27.582%
Jiaxing Co
Yuhang Co
Shangsan Co
Development Co
Shida Co
Petroleum Co
JoinHands Technology
100%
100%
Jiaxing Section 88.1 km
Yuhang Section 11.1 km
Hangzhou Section 3.4 km
Hangzhou - Ningbo Expressway 145.0 km
Shangsan Expressway 142.0 km
Operations of service areas, roadside advertising and vehicle services businesses
Development, operation, and management of Shida Road
Operation of gas station and sale of petroleum related products
Development and application of computer technologies
Shanghai - Hangzhou Expressway 102.6 km
subsidiary
associates
jointly-controlled entity

TURNOVER (RMB MILLION)


Annual
Interim
3000
2500
2000
1500
1000
500
0
1,050
457
1,189
599
1,723
754
2,168
996
2,472
1,100
1,474
1999
2000
2001
2002
2003
2004

NET PROFIT (RMB MILLION)


Annual
Interim
1200
1000
800
600
400
200
0
548
239
636
315
761
368
890
446
1,009
492
602
1999
2000
2001
2002
2003
2004

EPS (RMB CENTS)


Annual
Interim
25
20
15
10
5
0
12.62
5.5
14.64
7.3
17.51
8.5
20.50
10.3
23.23
11.3
13.9
1999
2000
2001
2002
2003
2004

ROE (%)


Annual
Interim
10
8
6
4
2
0
6.37
2.8
7.10
3.5
8.19
4.1
9.18
4.7
9.94
5.0
5.9
1999
2000
2001
2002
2003
2004

LOCATION MAP OF EXPRESSWAYS OPERATED BY THE GROUP



ANHUI PROVINCE
HangNing Exp.
Shanghai-Hangzhou Expressway
Shida Road
G104
G205
Hangzhou Ring Road
Hangzhou
Dajiang
XIAOSHAN AIRPORT
Hongken
HangHui Exp.
Guzhu
HangXinJing Exp.
Fuchun River
Shaoxing
HangQian Exp.
Hangzhou-Ningbo Expressway
Shangsan Expressway
Qiandao Lake
HangJinQu Exp.
YongJin Exp.
Yiwu
HuangQuNan Exp.
ZHEJIANG PROVINCE
Jinhua
G330
G320
Quzhou
LongLiWen Exp.
JinLiWen Exp.
TaiJin Exp.
JIANGXI PROVINCE
Lishui
Wenzhou
Ou River
LiLongQing Exp.
FUJIAN PROVINCE



Hangzhou Bay
Bay Bridge
EAST CHINA SEA
G329
Zhoushan
Putuo shan
Ningbo
Ring Road
LISHE AIRPORT
G329
Sanmen
YongTaiWen Exp.
Jiao River
Taizhou
LEGEND
PROVINCIAL CAPITAL
MUNICIPAL CAPITAL
OTHER CITIES/TOWNS
AIRPORT
RIVER
SERVICE AREA
EXPRESSWAY UNDER CONSTRUCTION
EXPRESSWAY OPERATED BY THE GROUP
EXPRESSWAY OPERATED BY OTHERS
NATIONAL ROUTE
RAILWAY
PROVINCIAL BOUNDARY
THIS IS AN UNOFFICIAL MAP








營業額(人民幣百萬元)
年度
中期
3000
2500
2000
1500
1000
500
0
1,050
457
1,189
599
1,723
754
2,168
996
2,472
1,100
1,474
1999
2000
2001
2002
2003
2004


純利(人民幣百萬元)
年度
中期
1200
1000
800
600
400
200
0
548
239
636
315
761
368
890
446
1,009
492
602
1999
2000
2001
2002
2003
2004


每股盈利(人民幣分)
年度
中期
25
20
15
10
5
0
12.62
5.5
14.64
7.3
17.51
8.5
20.50
10.3
23.23
11.3
13.9
1999
2000
2001
2002
2003
2004


股本回報率(%)
年度
中期
10
8
6
4
2
0
6.37
2.8
7.10
3.5
8.19
4.1
9.18
4.7
9.94
5.0
5.9
1999
2000
2001
2002
2003
2004



H股股東
交通投資集團
華建
33%
56%
11%
本公司
99.9995%
51%
73.625%
51%
50%
50%
27.582%
嘉興公司
余杭公司
上三公司
發展公司
石大公司
石油公司
中恒科技
100%
100%
嘉興段
88.1公里
余杭段
11.1公里
杭州段
3.4公里
杭甬高速
公路
145.0公里
上三高速
公路
142.0公里
經營服務
區沿綫廣
告及車輛
服務業務
開發、經
營及管理
石大綫
經營加油站
及出售石油
相關產品
計算機
技術的
開發與應用
滬杭高速公路
102.6公里
附屬公司
聯營公司
合營公司

財務顧問及英國法定券商

Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA
United Kingdom

投資者關係顧問

緯思企業傳訊有限公司
香港
干諾道中111號
永安中心1312室
電話：852-2520 2201
傳真：852-2520 2241

主要往來銀行

中國銀行浙江分行
中國工商銀行浙江分行
中國建設銀行浙江分行
上海浦東發展銀行杭州分行

H股股份過戶及登記處

香港證券登記有限公司
香港
皇后大道東183號
合和中心19樓
1901-1905室

H股上市資料

香港聯合交易所有限公司
代號：0576

倫敦證券股票交易所
代號：ZHEH

美國預託證券資料

美國交易所：櫃枱交易(OTC)
代碼：ZHEXY
CUSIP編號：98951A100
ADR：H股 1:30

執行董事
耿小平
方雲梯
章靖忠
宣道光

非執行董事
張魯芸
張楊

獨立非執行董事
董建成
張浚生
張利平

監事
馬克華
方哲彤
孫笑俠
鄭啟華
蔣紹忠

公司秘書
章靖忠

授權代表
耿小平
章靖忠

法定地址
中國
浙江省杭州市
曙光路122號
浙江世貿大廈19樓
(310007)

電話：86-571-8798 5588
傳真：86-571-8798 5599

香港辦事處
香港
夏慤道12號
美國銀行中心29樓
2910室

電話：852-2537 4295
傳真：852-2537 4293

法律顧問

香港法律：
史密夫律師事務所
香港
中環畢打街11號
告羅士打大廈23樓

英國及美國法律：
史密夫律師事務所
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

中國法律：
天冊律師事務所
中國
浙江杭州
杭大路1號
黃龍世紀廣場A座11樓
(310007)

核數師兼申報會計師
安永會計師事務所
執業會計師
香港
中環夏慤道10號
和記大廈
15樓

15. 結算日後事項

發展公司於2004年7月27日新成立了一家附屬公司－杭州路通廣告有限公司（「路通廣告公司」），該公司註冊資本為人民幣300萬元，其中發展公司擁有51%的股份，杭州華達道路工程公司擁有29%的股份，朱小偉擁有剩餘的20%的股份。杭州華達道路工程公司和朱小偉均為獨立第三方。路通廣告公司主要從事除本集團經營的高速公路以外的道路沿線路牌廣告業務。

16. 或有負債與資產抵押

本公司為一家合營公司杭州石大公路有限公司人民幣3,000萬元的商業銀行貸款（期限為2001年9月－2009年9月）提供擔保。除此之外，於2004年6月30日，本集團並無其它任何擔保。此外，本集團亦不存在任何資產的抵押。

17. 比較數字

若干比較數字已獲重新呈列，以符合本期間的呈報方式。

18. 財務報表之核准

本財務報表已經董事會於2004年8月16日核准。

13. 承諾

資本開支項目	於2004年6月30日 承諾數 人民幣百萬元	已開支 人民幣百萬元	餘額 人民幣百萬元
滬杭甬高速公路拓寬工程			
紅墾至沽渚	106	25	81
大井至楓涇	2,036	344	1,692
沽渚至大朱家	2,300	21	2,279
增持上三公司18.4%權益	485	—	485
三江服務區改建工程	5	1	4
滬杭高速公路第11合同	1	—	1
上三高速剩餘工程	44	—	44
機器設備購置	76	17	59
合計	5,053	408	4,645

14. 關聯方交易

以下為本公司、其附屬公司於本期內日常經營業務過程中進行的關聯方交易概要。

根據重組協定，浙江省高等級公路投資有限公司「高投公司」(現已被浙江省交通投資集團有限公司「交通投資集團」取代），已向本公司作出多項承諾，其中包括：不競爭承諾、稅項賠償保證及虧損（並未根據重組協定明確轉讓予本公司者）賠償保證，並已就違反協議所載任何聲明、保證及承諾作出一般賠償保證。

於本期間內，交通投資集團所給予本公司的承諾與保證符合重組協議的相關條款。

根據與本公司的一家聯營公司，浙江高速石油發展有限公司（「石油公司」）訂立的多項租賃協議，本集團向石油公司出租五個加油站。於本期間內，本集團於石油公司錄得合共人民幣4,450,000元的租金收入(2003年：人民幣3,748,000元）。租金收入是根據本集團與石油公司參考市價而進行磋商的。

11. 遞延稅項

	2004年6月30日 未經審計 人民幣千元	2003年12月31日 經審計 人民幣千元
期初	**325,703**	240,920
期內（收入）／支出	**28,204**	84,783
期末	**353,907**	325,703
主要構成分析		
有價證券按期末市價之重估	**—**	8,399
折舊方法引起之時間差異	**353,907**	317,304
	353,907	325,703

12. 儲備

截至2004年6月30日止之6個月

	股份溢價賬 人民幣千元	**資本／（商譽）儲備金 人民幣千元**	**法定盈餘公積金 人民幣千元**	**法定公益金 人民幣千元**	**留存收益 人民幣千元**	**合計 人民幣千元**
於2004年1月1日	**3,645,726**	**(352,860)**	**710,497**	**340,221**	**981,537**	**5,325,121**
本期淨利潤	**—**	**—**	**—**	**—**	**602,410**	**602,410**
擬派中期股息	**—**	**—**	**—**	**—**	**(173,725)**	**(173,725)**
於2004年6月30日	**3,645,726**	**(352,860)**	**710,497**	**340,221**	**1,410,222**	**5,753,806**

截至2003年6月30日止之6個月

	股份溢價賬 人民幣千元	資本／（商譽）儲備金 人民幣千元	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	留存收益 人民幣千元	合計 人民幣千元
於2003年1月1日	3,645,726	(352,860)	533,815	253,511	887,604	4,967,796
本期淨利潤	—	—	—	—	492,147	492,147
擬派中期股息	—	—	—	—	(173,725)	(173,725)
於2003年6月30日	3,645,726	(352,860)	533,815	253,511	1,206,026	5,286,218

9. 應收賬款

於2004年6月30日應收賬款之賬齡及於2003年12月31日之比較數字如下：

	2004年 6月30日 未經審計 人民幣千元	2003年 12月31日 經審計 人民幣千元
一年以內	**9,483**	19,116
一至二年	**—**	54
二年以上	**2,601**	2,601
合計	**12,084**	21,771

本集團之平均信用期為180天。

10. 應付賬款

於2004年6月30日應付賬款之賬齡及於2003年12月31日之比較數字如下：

	2004年 6月30日 未經審計 人民幣千元	2003年 12月31日 經審計 人民幣千元
一年以內	**332,613**	318,116
一至二年	**7,560**	44,844
二年至三年	**1,878**	2,218
三年以上	**2,027**	2,343
合計	**344,078**	367,521

5. 稅項(續)

適用於除稅前溢利的稅項，從中國法定稅率到實際稅率的調整如下：

	截至6月30日止之6個月	
	2004年	2003年
	未經審計	未經審計
		(重列)
	人民幣千元	人民幣千元
集團		
除稅前會計溢利	**931,786**	740,158
按法定稅率33%計算的稅項	**307,489**	244,252
稅款退回	**(34,360)**	(33,250)
毋須計入納稅所得額及納稅所得額不可扣除的收入／支出	**(6,234)**	(7,632)
按集團的實際利率計算的稅項	**266,895**	203,370

6. 股息

董事建議派發中期股息每股人民幣4分(折合港幣約3.8仙)(截至2003年6月30日止6個月：每股人民幣4分)給於2004年9月17日載於公司股東登記冊的H股及內資股持有人。該建議已載於該等財務報表中。

7. 每股盈利

基本每股盈利乃按本期間內股東應佔來自日常經營業務之淨利人民幣602,410,000元(2003年：人民幣492,147,000元)及本期間內已發行股份4,343,114,500股(2003年：4,343,114,500股)計算。

由於該等年度並無產生任何攤薄事項，故此並無予以計算本期間之攤薄每股盈利。

8. 固定資產

本期內，固定資產並無重大變化。

5. 税項

本集團於該期間內並無應課香港利得税之收入，故在帳目中並無就香港利得税作出撥備。

本集團須就應課税收入（按中國法律及會計準則編製的財務報表之應納税所得額計算）的33%税率繳付企業所得税。

	截至6月30日止之6個月	
	2004年	2003年
	未經審計	未經審計
		（重列）
	人民幣千元	人民幣千元
集團		
應計税項	**270,078**	189,081
已退税項	**(34,360)**	(33,250)
遞延税項	**28,204**	45,184
	263,922	201,015
應佔聯營公司之税項	**2,242**	2,601
應佔合營公司之税項	**444**	—
應佔聯營公司之遞延税項	**(153)**	(712)
應佔合營公司之遞延税項	**440**	466
當年税項	**266,895**	203,370

根據有關國家税務法規，本公司的附屬公司浙江上三高速公路有限公司（「上三公司」），符合安置下崗失業人員再就業有關税收政策的相關規定，獲准減免截至2003年12月31日止年度所繳所得税的30%；而本公司的附屬公司－浙江高速投資發展有限公司（「發展公司」）及發展公司的附屬公司－浙江高速公路清障施救服務有限公司（「服務公司」）作為新辦的城鎮勞動就業服務企業，因安置待業人員達到一定比例，獲准減免截至2003年12月31日止年度所繳所得税的100%。因此，根據有關税務部門的批准，於本期間內，上三公司獲退回税項人民幣2700萬元，而發展公司及服務公司則分別獲退回税項人民幣655萬元及人民幣81萬元。

3. 其它收益

	截至6月30日止之6個月	
	2004年	2003年
	未經審計	未經審計
	人民幣千元	人民幣千元
證券短期投資收益／（損失）	**(36,648)**	30,683
利息收入	**5,295**	8,208
租金收入	**10,629**	11,199
拖車收入	**8,719**	4,573
滙兑收益	**137**	—
其它零星收入	**5,507**	1,307
合計	**(6,361)**	56,033

4. 來自經營業務之溢利

本集團來自經營業務之溢利已扣除下列各項：

	截至6月30日止之6個月	
	2004年	2003年
	未經審計	未經審計
	人民幣千元	人民幣千元
折舊	**139,721**	113,508
高速公路經營權攤銷	**4,350**	4,350
商譽攤銷	**6,126**	6,317
員工成本	**44,035**	39,428

1. 呈報基準

本綜合中期財務報表乃根據香港會計實務準則(「會計實務準則」)第二十五號「中期財務報告」及香港公司條例的披露規定而編製。該報表乃根據歷史成本法編製，並就證券投資的計量作出修訂。

2. 營業額及分類資料

於該期間內，本集團主要業務並無改變。經營業績按主要業務劃分概要如下：

	截至6月30日止之6個月			
	2004年		2003年	
	未經審計	**未經審計**	未經審計	未經審計
	營業額	**溢利貢獻**	營業額	溢利貢獻
	人民幣千元	**人民幣千元**	人民幣千元	人民幣千元
按業務分類				
一通行費	**1,376,019**	**997,021**	1,040,329	764,572
一服務區	**79,921**	**20,099**	46,871	11,549
一廣告	**18,427**	**10,221**	12,717	7,530
	1,474,367	**1,027,341**	1,099,917	783,651
其它收益		**(6,361)**		56,033
行政開支		**(37,959)**		(29,908)
其它經營開支		**(15,255)**		(12,846)
來自經營業務之溢利		**967,766**		796,930

於該期間內，本集團全部營業額及來自經營業務之溢利均來自中國浙江省，因此，並無按地區劃分之營業額及經營業務之溢利的進一步分析。

	截至6月30日止之6個月	
	2004年	2003年
	人民幣千元	人民幣千元
經營業務之現金流入淨額	**1,030,302**	902,770
投資活動之現金流入淨額	**(359,132)**	(477,825)
融資活動之現金流入淨額	**(809,697)**	(421,318)
現金及現金等價物之增加淨額	**(138,527)**	(3,627)
於期初之現金及現金等價物	**567,195**	666,291
於期末之現金及現金等價物	**428,668**	669,918
現金及現金等價物分析		
現金及銀行存款餘額	**373,235**	372,430
於原預定到期日少於三個月之定期存款	**55,433**	297,488
	428,668	669,918

	截至6月30日止之6個月	
	2004年	2003年
	人民幣千元	人民幣千元
權益總額		
年初結餘	**10,145,979**	9,701,791
股東應佔日常業務之溢利	**602,410**	492,147
已派普通股股利	**(477,743)**	(390,880)
期末結餘	**10,270,646**	9,803,058

	附註	於2004年6月30日 未經審計 人民幣千元	於2003年12月31日 經審計 人民幣千元
非流動資產			
固定資產	8	**12,782,549**	12,537,616
於合營公司之權益		**70,831**	62,554
於聯營公司之權益		**171,868**	164,498
高速公路經營權		**201,595**	205,945
長期投資		**1,000**	1,000
商譽		**91,592**	97,717
		13,319,435	13,069,330
流動資產			
短期投資		**895,153**	1,104,266
存貨		**4,885**	3,056
應收賬款	9	**12,084**	21,771
其它應收款		**64,307**	51,469
現金、現金等價物及定期存款		**767,176**	818,795
		1,743,605	1,999,357
流動負債			
應付賬款	10	**344,078**	367,521
應交所得税		**230,385**	189,848
其它應交税項		**16,782**	27,946
其它應付款及應計款項		**289,570**	260,077
附息之銀行及其它借貸		**725,950**	975,950
應付股息		**53,348**	19,070
		1,660,113	1,840,412
淨流動資產／（負債）		**83,492**	158,945
總資產減流動負債		**13,402,927**	13,228,275
非流動負債			
附息之銀行及其它借貸		**721,260**	744,176
長期債券		**1,000,000**	1,000,000
遞延税項	11	**353,907**	325,703
		2,075,167	2,069,879
少數股東權益		**1,057,114**	1,012,417
		10,270,646	10,145,979
資本與儲備			
已發行股本		**4,343,115**	4,343,115
儲備	12	**5,753,806**	5,325,121
建議派發股息		**173,725**	477,743
		10,270,646	10,145,979

	附註	截至6月30日止之6個月 2004年 人民幣千元	 2003年 人民幣千元
營業額	2	**1,474,367**	1,099,917
經營成本		(447,026)	(316,266)
溢利總額		1,027,341	783,651
其它收益	3	(6,361)	56,033
行政開支		(37,959)	(29,908)
其它經營開支		(15,255)	(12,846)
來自經營業務之溢利	2、4	**967,766**	796,930
融資成本		(56,009)	(66,518)
佔聯營公司溢利		8,940	5,936
佔合營公司溢利		11,089	3,810
除稅前溢利		**931,786**	740,158
稅項	5	(266,895)	(203,370)
未計少數股東損益前之溢利		**664,891**	536,788
少數股東損益		(62,481)	(44,641)
股東應佔來自經常業務之溢利		**602,410**	492,147
中期股息	6	**173,725**	173,725
每股盈利	7	**13.87分**	11.33分

除上文所披露者外，於2004年6月30日概無任何人士登記擁有本公司股本、相關股本及債權的權益或淡倉（不包括公司董事、監事及最高行政人員）而須根據證券及期貨條例第336條的規定作出記錄。

遵守最佳應用守則及標準守則

董事概不知悉任何有合理跡象顯示本公司現時或在本期間內任何時間未有遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14之《最佳應用守則》的情況。

本公司已採納一套比上市規則附錄10所定標準更高的董事證券交易的守則。經確認，董事於本期間內遵守了標準守則所訂有關董事進行證券交易的標準及公司自訂的守則。

致謝

本人謹借此機會向為公司再次取得令人滿意的經營業績而做出努力和貢獻的全體員工表示感謝。

承董事會命
耿小平
董事長

杭州，2004年8月16日

購買、出售及贖回本公司的股份

於本期間內，本公司或其附屬公司概無購買、出售、贖回或註銷任何本公司股份。

董事、監事及最高行政人員股本、相關股本及債權的權益和淡倉的披露

於2004年6月30日，董事、監事及行政總裁于本公司的相聯法團（定義見證券及期貨條例（「SFO」）第XV部）的股本中擁有本公司根據證券及期貨條例第352條須記錄於須存置的登記冊內的權益如下：

姓名	職位	於發展公司中的權益	出繳註冊資本（人民幣）	權益性質	佔發展公司註冊資本的百分比
耿小平先生	董事長	股本權益	2,400,000	直接實益擁有	3.00
方雲梯先生	董事／行政總裁	同上	1,920,000	同上	2.40
章靖忠先生	董事	同上	550,000	同上	0.69
宣道光先生	董事	同上	1,100,000	同上	1.38
方哲彤先生	監事	同上	700,000	同上	0.88

於2004年6月30日，除上文所披露者外，董事、監事及行政總裁概無於本公司或其任何相聯法團的股份、相關股份或債券中擁有根據證券及期貨條例第352條須予登記在冊或根據上市公司董事進行證券交易的標準守則而須知會本公司及聯交所的權益或淡倉。

根據證券及期貨條例須披露的其它權益

於2004年6月30日，按本公司根據證券及期貨條例第336條規定須存置的股東股份權益名冊所載，擁有本公司股本的股東（不包括公司董事、監事及最高行政人員）如下：

名稱	股份數目	佔股本的百分比（內資股）
浙江省交通投資集團有限公司	2,432,500,000	83.61
華健交通經濟開發中心	476,760,000	16.39

名稱	股份數目	佔股本的百分比（H股）
Aberdeen Asset Management Asia Ltd.	159,881,000	11.15
J.P. Morgan Chase & Co.	96,596,700	6.74
The Capital Group Companies, Inc.	97,840,800	6.82
Sumitomo Mitsui Asset Management Co., Ltd.	86,784,000	6.05
State Street Corporation	83,303,500	5.81
Commonwealth Bank of Australia	71,093,000	4.96
Schroder Investment Management (S'pore) Limited	66,344,961	4.63

於本期間內國家採取的宏觀經濟調控，其影響將持續到下半年。儘管浙江省下半年的經濟增長預計將會較上半年超乎預期的 15.5% 有所減緩，但是對浙江省的年 GDP 的最新預測仍然維持在 14.0% 的水平。而這個增長率將繼續推動長江三角洲及鄰近地區公路運輸需求的強勁增長。

自 2004 年 6 月 20 日以來，政府相關部門聯手打擊超載貨車已取得令人鼓舞的成果。下半年有可能出臺更多的治理超載貨車的相應措施。雖然難以預料該等措施的實時影響，但我們相信創造更安全、更有秩序的公路運輸系統的既定目標一定會實現。而這樣的前景對像本公司一樣的高速公路經營者是有利的，因為它不僅增加了貨車車流量，同時也減少了對公路及橋樑造成的損害。

原定於2005年底竣工的拓寬二期工程正在按計劃進行。儘管近期建材價格的波動使得建築成本輕微上升，但竣工日期仍然維持不變。由於政府相關部門放緩土地使用權批准的步驟，拓寬三期工程的開工將會推遲，但預計這並不會對滬杭甬高速公路的正常運作構成不利影響。

踏入下半年，雖然預期若干因素，包括預測經濟增長放緩、致力打擊貨車超載帶來的不明朗因素、繼續進行的拓寬工程及滬杭甬高速公路某些路段的公路養護工程的短期干擾，及去年同期的較高比較基準，會令本集團經營的高速公路的車流量的增幅減緩，然而，由於長江三角洲地區的經濟基本面依然保持強健，本集團收費公路業務及其相關業務的持續強勁增長的前景仍然向好。

現金流量與資產流動性

本集團日常經營活動具有強勁穩定的現金流入，於2004年6月30日，經營現金淨流量達人民幣10億3,030萬元。

於2004年6月30日，本集團的流動資產共計人民幣17億4,360萬元，其中應收賬款、其它應收款項和存貨所佔比例為4.7%（2003年12月31日：3.8%）；流動比率（流動資產除以流動負債）為1.1，本集團的營運資金充分。

本集團的資產流動性還表現在「現金比率」，即包括現金、現金等價物及定期存款和短期投資在內的現金資產與流動負債的比率，於2004年6月30日達到1.0，顯示本集團較強的短期償債能力及相對較小的變現損失風險。

基於此，董事相信，在可預見的未來，本集團有充裕的財務資源維持本集團的日常經營。

資本開支承諾及動用情況

於2003年12月31日，本集團的資本開支承諾為人民幣50億5,300萬元，本期內已開支人民幣達4億零800萬元，其中3億9,000萬元人民幣用於拓寬工程。

於2004年6月30日，本集團資本開支承諾為人民幣46億4,500萬元，約40億5,200萬元人民幣將用於拓寬工程。

以上資本開支，本集團將先考慮利用集團內部財務資源支付，不足部分將以其他適當形式支付，但會優先考慮債務融資的形式。

或有負債及資產抵押

本公司為一家合營公司杭州石大公路有限公司（「石大公司」）人民幣3,000萬元的商業銀行貸款（期限為2001年9月—2009年9月）提供擔保。除此以外，於2004年6月30日，本集團並無其它任何擔保。此外，本集團於本期間內亦並不存在任何資產的抵押。

滙率風險

本集團尚有從世界銀行借入用於建設滬杭甬高速公路的美元借款約為人民幣8億2,460萬元。此外，本公司須以港幣支付H股的股息。

鑒於人民幣對美元滙率穩定，因此董事認為，本集團並無任何重大滙兑風險。但是，不能保證外滙風險不會對本集團日後的經營業績產生負面的影響。

財務資源及資產流動性

財務資源

於2004年6月30日，本集團共持有人民幣5億零840萬元的現金及現金等價物、人民幣2億5,880萬元的定期存款及人民幣8億9,510萬元的短期投資，總計人民幣16億6,230萬元，比2003年末持有的人民幣19億2,310萬元減少13.6%；其中短期投資持有量比年初持有的11億零430萬元人民幣減少18.9%。詳情如下：

	2004年6月30日 人民幣千元	2003年12月31日 人民幣千元
現金及現金等價物	**508,426**	567,195
人民幣	**506,525**	565,251
美元等價物	**1,640**	1,393
歐元等價物	**141**	59
港元等價物	**120**	492
定期存款	**258,750**	251,600
人民幣	**217,314**	251,598
美元等價物	**—**	—
歐元等價物	**41,436**	—
港元等價物	**—**	2
短期投資	**895,153**	1,104,266
人民幣	**895,153**	1,104,266
合計	**1,662,329**	1,923,061
人民幣	**1,618,992**	1,921,115
美元等價物	**1,640**	1,393
歐元等價物	**41,577**	59
港元等價物	**120**	494

於本期間內，本集團的短期投資中，國債持有量減少23.6%。於2004年6月30日，國債佔本集團短期投資總額的86.7%，餘下部分主要為封閉式證券投資基金。

於本期間內，本集團人民幣、美元、歐元、港元銀行存款的平均年利率與上年末並無重大差異。

本集團於本期間內的融資成本下降15.8%，至人民幣5,600萬元，下降的主要原因是本公司及附屬公司上三公司的國內商業銀行借款繼續減少。本集團的國內商業銀行借款從去年同期末的11億7,000萬元人民幣下降到本期末的5億5,000萬元人民幣。

於本期間內，本公司發行的企業債券年利率為4.29%，每年付息一次，本集團半年期與一年期的商業銀行人民幣借款利率分別為4.536%和5.045%；世界銀行美元貸款當期利率為4.85%；政府性人民幣貸款利率與2003年12月31日相比並無變化。

除世界銀行美元貸款實行浮動利率外，本集團的其它附息借款利率均為固定利率。

資產負債率

於2004年6月30日，本集團的資產負債率為24.8%，比2003年末的26.0%有所下降。近年來持續下降的資產負債率使得本集團有充足的債務融資空間。上半年國家宏觀經濟調控使得銀行信貸資金相對趨緊，因而本集團在取得債務融資方面的相對優勢也就更加明顯。

負債權益比率

負債權益比率亦稱槓杆比率，從資本結構的角度反映了本集團的償債能力。

截至2004年6月30日，本集團的股東權益、固定利率債務、浮動利率債務及無息債務分別為人民幣102億7,060萬元、人民幣16億2,260萬元、人民幣8億2,460萬元和人民幣23億4,520萬元，佔本集團總資產的比率各為68.2%、10.8%、5.5%和15.5%，槓杆比率（負債總額除以股東權益）為46.7%（2003年12月31日：51.1%），顯示債務資本結構比較合理，本集團償債能力很強。

盈利對利息倍數

於本期間內，利息開支約為人民幣5,600萬元（2003年同期8,070萬元人民幣，含資本化利息1,410萬元人民幣），息稅前盈利約為人民幣9億8,780萬元，盈利對利息倍數（除稅前盈利除以利息開支）為17.6倍（2003年同期10.2倍）。

於本期間內，本集團的經營業績繼續錄得一個較高幅度的增長，財務狀況健康穩健，來自經營活動的現金流量增長穩定。

截至2004年6月30日止六個月，本集團共取得營業額人民幣14億7,440萬元，同比增長34.0%；股東可分配利潤人民幣6億零240萬元，同比增長22.4%；每股盈利增長22.4%，達到人民幣13.87分。

借貸及償債能力

附息之借貸

於2004年6月30日，本集團的附息借款總額為人民幣24億4,720萬元，比年初減少人民幣2億7,300萬元。其中，短期附息借款為人民幣7億2,600萬元，相比年初減少25.6%，長期附息借款為人民幣17億2,120萬元，相比年初減少1.3%。詳情如下：

		附息借款到期情況		
	總額	**到期1年以內**	**到期2-5年**	**到期5年以上**
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
浮動利率				
世界銀行貸款	824,610	127,950	341,191	355,469
固定利率				
商業銀行貸款	550,000	550,000	—	—
企業債券	1,000,000	—	—	1,000,000
政府貸款	72,600	48,000	24,020	580
合計(2004-06-30)	2,447,210	725,950	365,211	1,356,049
合計(2003-12-31)	2,720,126	975,950	365,211	1,378,965

伴隨著兩條高速公路的車流量的強勁增長，對高速公路沿線配套服務的需求也大幅增加，這使得相關經營業務於本期間內大幅擴展。按2003年同期備考業績基準計算，服務區及路邊廣告業務的營業額分別增加70.5%及44.9%。發展公司於本期間內實現淨利約人民幣1,370萬元，相當於2003年同期備考增加43.5%。

為了進一步拓展浙江省內其它通車的高速公路沿線的廣告業務，於2004年7月27日，發展公司旗下成立了一家新的附屬公司，杭州路通廣告有限公司，註冊資本為人民幣300萬元，發展公司持有其51%的所有權。

長期投資

本公司亦擁有多項長期投資，包括於經營長9.45公里的石大公路的合營公司，杭州石大公路有限公司(「石大公司」)的50%股權；於浙江省經營零售及批發石油產品的聯營公司，浙江高速石油發展有限公司(「石油公司」)的50%股權；以及於經營計算機軟件及硬件的中恒世紀科技實業股份有限公司(「中恒科技」)的27.58%股權。

圍繞杭州市的高速公路網絡的日益改善，使得石大公路本期間的車流量與2003年同期相比增加了72.2%，通行費收入則增加了71.6%，實現淨利約人民幣2,040萬元，同比增長205.0%。

面對中國石油供應短缺及全球油價上漲的情況，石油公司利用其於浙江省核心地點的強大零售覆蓋範圍的優勢，使得本期間的營業額增加了26.1%，淨利相比2003年同期上升81.4%，達到人民幣1,430萬元。

本期間內，雖然中恒科技大力拓展其新數碼印刷業務及其開發於杭州高新技術產業開發區內的新科技軟件園，但由於市場飽和的原因，其計算機網絡設備銷售繼續下滑，營業額下跌38.5%，虧損約人民幣120萬元。

下半年，石大公司將繼續保持其強勁的增長勢頭，石油公司也會有持續穩定的經營業績，而中恒科技近期內的前景則不會有所轉變。

人力資源

本公司人力資源發展策略的一個主要目標是建立一支收費公路領域各方面都具備高素質的專業團隊。自本年初起，本公司進一步強調吸納及挽留那些具備對本公司的業務至為重要的資深的專業人才。

除此之外，自2003年12月31日起，本公司的整體員工人數、薪酬政策和培訓計劃與最近一次年報中披露的情況相比並沒有發生顯著變化。

本集團的所有經營業務均發生在浙江省。於本期間內，在浙江省GDP年增長率約15.5%的帶動下，作為本集團核心業務的收費公路業務及其它收費公路相關業務均有顯著增長。

與2003年同期相比，本期間內營業額總體增長34.0%，達到人民幣14億7,440萬元，其中收費公路業務的營業額增長32.3%，收費公路相關業務的營業額增長65.0%。收費公路相關業務營業額超乎尋常的增幅反映了對本集團經營的高速公路沿線配套服務需求的大幅增長。

收費公路業務

滬杭甬高速公路仍為本集團的主要收入來源，於本期間內，其收入約佔本集團通行費總收入的76.2%。該高速公路的車流量年增長31.2%，於本期間內，日均全程車流量達到32,926輛，通行費收入增加29.8%，達到人民幣約11億零610萬元。

將滬杭甬高速公路的四車道拓寬至八車道（「拓寬工程」）的一期工程已於2003年12月完工。拓寬後的紅墾至沽渚的44公里路段，不僅其車輛通行能力由每日55,000輛的載客車輛增至每日100,000輛的載客車輛，其通行狀況也有顯著改善，這體現在平均通行車速的提高和堵塞情況的減少上。

作為一條運營時間相對較短的高速公路，上三高速公路的車流量及通行費收入繼續保持著比滬杭甬高速公路更高的增幅，其佔本集團總通行費收入的百分比，由2003年的22.4%增至本期間的23.8%。上三高速公路的車流量年增長40.3%，於本期間內，日均全程車流量18,987輛，通行費收入增加41.0%，達到人民幣約3億4,590萬元。

包括自2002年開始的中修罩面工程在內的大規模的滬杭甬高速公路養護工程，其剩餘工程的大部分已於今年上半年完工。雖然部分養護工程不可避免地在某些時段為高速公路使用者帶來不便，但由於成功實施全面的施工現場管理措施，其對正常車流量的整體影響是有限的。

收費公路相關的業務

于2003年5月成立的浙江高速投資發展有限公司（「發展公司」，一家本公司擁有51%權益的附屬公司）負責服務區的經營，以及本集團經營的兩條高速公路沿線的廣告及拖車服務。服務區設有可供高速公路通行者使用的設施，如餐飲、加油站及商店等。

浙江滬杭甬高速公路股份有限公司（「本公司」）董事（「董事」）欣然公佈本公司及其附屬公司（統稱「本集團」）根據香港公認會計準則及下文綜合財務報表附注1所述之呈報基準編制的，截至2004年6月30日止6個月（「本期間」）未經審計綜合經營業績。

本期間內，本集團業務相比去年同期有顯著增長，除了反映出長江三角洲地區經濟的持續強勁擴展，另一方面是因為2003年同期的比較數據較通常低。本集團營業額增長34.0%，達到人民幣14億7,440萬元；股東應佔來自日常業務之純利增長22.4%，達到人民幣6億零240萬元。本期間內，每股盈利為人民幣13.87分，與2003年同期相比增長22.4%。

董事建議就本期間派發中期股息每股人民幣4分（2003年同期支付每股人民幣4分）。該項建議尚有待於本公司將在2004年10月12日召開的臨時股東大會批准。

目 錄

卓越服務　創造價值

自本集團成立以來，浙江滬杭甬一向以人為本，不斷致力改善轄下高速公路設施和相關配套服務，務求為省內外高速公路用戶創造舒適、安全、高效的行車環境。我們深信，透過提供優質的服務，方能滿足我們用戶的需求，進而促使公司業務持續增長，最終為股東創造最大價值。

浙江滬杭甬員工上下一心，以***服務***為使命，以***卓越***為準則，共同致力為我們的用戶、股東、合作夥伴及社會***創造價值***。

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

卓越服務
創造價值

2004 中期業績報告